**SHARPE RESOURCES CORPORATION**

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

03 APR -8 AM 7:21

03007909

March 27, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

PROCESSED
APR 16 2003
THOMSON FINANCIAL

**Attention: Filings/Listings**

Dear Sirs:

**Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders**

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

**SHARPE RESOURCES CORPORATION**

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 4/14

# CDS INC. Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

| | |
|---|---|
| Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5 | Telephone: 416-361-0737 |
| | Contact Name: J. Allan Ringler |
| Transfer Agent — FINS: T887 — Name Equity Transfer Services Inc. | Telephone: 416-361-0152 |
| Address: 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3 | Contact Name: Jennifer Tan |

**Proxy Type**
[X] Management
[ ] Dissenting

**Meeting Type**
[X] Annual [X] Special
[ ] General [ ] Extraordinary

**Material Distribution Type**
[ ] Form C holders only
[X] All holders

| | yyyy | mm | dd |
|---|---|---|---|
| Record Date | 2003 | 05 | 14 |
| Meeting Date | 2003 | 06 | 27 |
| Material Mail Date | 2003 | 05 | 16 |

**Payment for Publication** [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 RT

| | |
|---|---|
| [#] # of publications at $91.50 per publication | $ 93.00 |
| **Plus** 7% GST | $ 6.51 |
| **or** 15% HST (*Nfld, NS, NB residents only*) | $ |
| Subtotal | $ 99.51 |
| **Plus** 7.5% QST (*Quebec residents only*) | $ |
| Total payment enclosed | $ 99.51 |

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

| CUSIP | Voting Status Y/N | Security Description |
|---|---|---|
| 820011L-10-0 | Y | Common |
| - - | | |
| - - | | |
| - - | | |
| - - | | |

**Early Search (Determination of Intermediaries)**

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

**Shareholder Communications Intermediary Register (Nominee Register)**

[ ] Send a copy

**Proxy Related Material** Will be distributed by

[X] Transfer Agent [ ] Issuer
[ ] Other

**Holders of Record**

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

| J. Allan Ringler | [signature] | March 27-2003 |
|---|---|---|
| Title | Signature | Date |

DOC166 (11/2001) front